Exhibit 99.2

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at September 30, 2022 and March 31, 2022

and for the three and six month periods ended

September 30, 2022 and 2021

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
expressed in millions of Canadian dollars, except for per share amounts	2022	2021	2022	2021
Revenue (Note 4)	$599.2	$1,010.2	$1,533.3	$1,799.3

Operating expenses
Cost of sales (Note 5)	$569.4	$578.7	$1,146.2	$1,088.9
Administrative and selling expenses	24.2	29.4	52.6	56.1

Income from operations	$5.6	$402.1	$334.5	$654.3

Other income and expenses
Finance income	$(4.6)	$—	$(6.5)	$—
Finance costs (Note 6)	4.3	14.7	9.0	29.8
Interest on pension and other post-employment benefit obligations	4.0	2.9	7.4	5.8
Foreign exchange gain	(40.1)	(14.0)	(51.8)	(4.0)
Transaction costs	—	6.3	—	9.2
Change in fair value of warrant liability (Note 24)	(35.1)	—	(73.5)	—
Change in fair value of earnout liability (Note 24)	(5.0)	—	(9.2)	—
Change in fair value of share-based compensation liability (Note 24)	(10.0)	—	(19.4)	—

	$(86.5)	$9.9	$(144.0)	$40.8

Income before income taxes	$92.1	$392.2	$478.5	$613.5

Income tax expense (Note 18)	4.9	104.0	89.8	121.4

Net Income	$87.2	$288.2	$388.7	$492.1

Net income per common share
Basic (Note 21)	$0.72	$4.02	$2.84	$6.86
Diluted (Note 21)	$0.36	$4.02	$1.95	$6.86

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
expressed in millions of Canadian dollars	2022	2021	2022	2021
Net Income	$87.2	$288.2	$388.7	$492.1

Other comprehensive income, net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income (loss) on cash flow hedges, net of tax expense of $3.6 million for the three and six months ended September 30, 2022, respectively, and $7.8 million for the three and six months ended September 30, 2021 (Note 15)	$8.4	$22.1	$35.1	$(5.7)

Other comprehensive income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange gain on translation to presentation currency	$90.8	$17.9	$143.6	$16.1

Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and six months ended September 30, 2022 and for the three and six months ended September 30, 2021 (Notes 16, 17)	$(18.4)	$52.0	$(50.0)	$64.9

	$80.8	$92.0	$128.7	$75.3

Total comprehensive income	$168.0	$380.2	$517.4	$567.4

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at, expressed in millions of Canadian dollars	September 30, 2022	March 31, 2022

Assets

Current
Cash (Note 7)	$464.9	$915.3
Restricted cash (Note 7)	3.9	3.9
Taxes receivable	20.4	—
Accounts receivable, net (Note 8)	266.9	402.3
Inventories, net (Note 9)	866.4	480.0
Prepaid expenses and deposits	102.3	79.9
Margin payments (Note 15)	—	29.5
Derivative financial instruments (Note 15)	10.0	—
Other assets	6.1	5.6

Total current assets	$1,740.9	$1,916.5

Non-current
Property, plant and equipment, net (Note 10)	$972.3	$773.7
Intangible assets, net	1.1	1.1
Other assets	1.7	2.3

Total non-current assets	$975.1	$777.1

Total assets	$2,716.0	$2,693.6

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 11)	$0.5	$0.1
Accounts payable and accrued liabilities (Note 12)	263.9	261.9
Taxes payable and accrued taxes (Note 13)	137.5	64.3
Current portion of other long-term liabilities	0.4	0.4
Current portion of governmental loans (Note 14)	10.0	10.0
Current portion of environmental liabilities	4.1	4.5
Derivative financial instruments (Note 15)	—	28.8
Warrant liability (Note 24)	31.8	99.4
Earnout liability (Note 24)	13.2	22.7
Share-based payment compensation liability (Note 24)	26.2	45.4

Total current liabilities	$487.6	$537.5

Non-current
Long-term governmental loans (Note 14)	$92.8	$85.2
Accrued pension liability (Note 16)	243.7	118.1
Accrued other post-employment benefit obligation (Note 17)	220.0	239.8
Other long-term liabilities	4.3	4.0
Environmental liabilities	34.9	33.5
Deferred income tax liabilities (Note 18)	97.6	92.9

Total non-current liabilities	$693.3	$573.5

Total liabilities	$1,180.9	$1,111.0

Shareholders’ equity
Capital stock (Note 20)	$961.0	$1,378.0
Accumulated other comprehensive income	280.6	152.0
Retained earnings	316.0	77.8
Contributed deficit (Note 24)	(22.5)	(25.2)

Total shareholders’ equity	$1,535.1	$1,582.6

Total liabilities and shareholders’ equity	$2,716.0	$2,693.6

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed (Deficit) Surplus	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit	Cash flow hedge reserve - unrealized loss (Note 15)	Accumulated other compre- hensive income	Retained earnings (Deficit)	Total Shareholders’ equity
Balance at March 31, 2022	$1,378.0	$(25.2)	$(16.4)	$193.1	$(24.7)	$152.0	$77.8	$1,582.6
Net income	—	—	—				388.6	388.6
Other comprehensive (loss) income	—	—	143.5	(50.0)	35.1	128.6	—	128.6
Common shares repurchased and cancelled (Note 20)	(416.9)	—	—	—	—	—	(134.0)	(550.9)
Issuance of performance and restricted share units (Note 26)	—	2.7	—	—	—	—		2.7
Dividends paid (Note 27)	—	—	—	—	—	—	(16.6)	(16.6)

Balance at September 30, 2022	$961.0	$(22.5)	$127.1	$143.1	$10.4	$280.6	$315.9	$1,535.0

Balance at March 31, 2021	$409.5	$4.1	$(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8
Net income	—	—	—	—	—	—	492.1	492.1
Other comprehensive (loss) income	—	—	16.1	64.9	(5.7)	75.3	—	75.3
Exercise of performance share units, net of director units reclassified (Note 26)	—	5.2	—	—	—	—	—	5.2

Balance at September 30, 2021	$409.5	$9.3	$15.2	$140.1	$(70.5)	$84.8	$242.8	$746.4

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
expressed in millions of Canadian dollars	2022	2021	2022	2021
Operating activities
Net Income	$87.2	$288.2	$388.7	$492.1
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	22.4	22.1	45.0	42.8
Deferred income tax (benefit) expense (Note 20)	(15.5)	78.3	(16.1)	95.7
Pension expense in excess of funding (pension funding in excess of expense)	49.1	4.0	48.8	(3.3)
Post-employment benefit funding in excess of expense	1.8	(1.9)	(0.3)	(3.5)
Unrealized foreign exchange gain on:
accrued pension liability	(12.8)	(3.8)	(16.8)	(0.8)
post-employment benefit obligations	(13.2)	(8.5)	(20.5)	(4.2)
Finance costs (Note 6)	4.3	14.7	9.0	29.8
Interest on pension and other post-employment benefit obligations	4.0	2.9	7.4	5.8
Accretion of governmental loans and environmental liabilities	3.2	3.0	6.3	6.0
Unrealized foreign exchange gain on government loan facilities	(6.4)	(2.4)	(9.3)	(1.2)
Decrease in fair value of warrant liability (Note 24)	(35.1)	—	(73.5)	—
Decrease in fair value of earnout liability (Note 24)	(5.0)	—	(9.2)	—
Decrease in fair value of share-based payment compensation liability (Note 24)	(10.0)	—	(19.4)	—
Other	(2.0)	0.3	(3.5)	1.1

	$72.0	$396.9	$336.6	$660.3
Net change in non-cash operating working capital (Note 22)	(133.3)	(15.8)	(121.1)	(157.6)
Share-based payment compensation and earnout units settled	(4.6)	—	(4.6)	—
Environmental liabilities paid	(0.2)	(1.0)	(0.4)	(1.5)

Cash (used in) generated by operating activities	$(66.1)	$380.1	$210.5	$501.2

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(85.2)	$(24.9)	$(165.3)	$(44.0)
Acquisition of intangible asset	—	(0.2)	—	(0.2)

Cash used in investing activities	$(85.2)	$(25.1)	$(165.3)	$(44.2)

Financing activities
Bank indebtedness advanced (repaid) (Note 12)	$0.1	$—	$0.3	$(86.9)
Repayment of Secured Term Loan (Note 15)	—	(0.9)	—	(1.8)
Repayment of Algoma Docks Term Loan Facility	—	(2.7)	—	(5.2)
Governmental loans received (Note 16)	15.2	—	15.2	—
Governmental loans benefit (Note 16)	(7.2)	—	(7.2)	—
Repayment of governmental loans (Note 16)	(2.5)	—	(5.0)	—
Interest paid	—	(10.7)	(0.1)	(21.4)
Dividends paid	(16.6)	—	(16.6)	—
Common shares repurchased and cancelled (Note 20)	(543.0)	—	(546.7)	—
Other	(0.3)	—	(0.3)	—

Cash used in financing activities	$(554.3)	$(14.3)	$(560.4)	$(115.3)

Effect of exchange rate changes on cash	$33.6	$4.0	$64.8	$3.7
Cash
(Decrease) increase in cash	(672.0)	344.7	(450.4)	345.4
Opening balance	1,136.9	21.9	915.3	21.2

Ending balance (Note 7)	$464.9	$366.6	$464.9	$366.6

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”). On October 19, 2021 (the “Closing”), the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at September 30, 2022 and March 31, 2022 and for the three and six month periods ended September 30, 2022 and 2021 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the year ended March 31, 2022 and Note 24 of these condensed interim consolidated financial statements. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2022 and March 31, 2021.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on November 4, 2022.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2022 and March 31, 2021 and Note 24 of the condensed interim consolidated financial statements. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US dollar” and “US $”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. The items included in the condensed interim consolidated financial statements are measured using the US dollar.

The condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$”).

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The application of this amendment is not expected to have a significant impact on the condensed interim consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

Amended Scope of Recognition

IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the condensed interim consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	FUTURE ACCOUNTING CHANGES (continued)

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and includes other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.

Classification of Liabilities as Current or Non-current

IAS 1 “Presentation of Financial Statements” sets out amendments to remove the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting, however management is still assessing impacts. This amendment is effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted.

4.	REVENUE

The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Total revenue is comprised of:
Sheet & Strip	$498.2	$824.8	$1,257.5	$1,462.0
Plate	52.7	111.7	170.8	197.4
Slabs	0.6	—	0.6	—
Freight	39.5	41.9	84.6	83.7
Non-steel revenue	8.2	31.8	19.8	56.2

	$599.2	$1,010.2	$1,533.3	$1,799.3

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$210.5	$338.0	$545.6	$631.0
Sales to customers in the United States	380.3	652.1	968.5	1,131.0
Sales to customers in the rest of the world	8.4	20.1	19.2	37.3

	$599.2	$1,010.2	$1,533.3	$1,799.3

For the three and six month periods ended September 30, 2022, sales of $63.8 million and $183.9 million, respectively, to one customer represented greater than 10% of total revenue. For the three and six month periods ended September 30, 2021, sales of $110.6 million and $192.1 million, respectively, to one customer represented greater than 10% of total revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	COST OF SALES

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Total cost of sales is comprised of:
Cost of steel revenue	$521.7	$525.0	$1,041.8	$969.0
Cost of freight revenue	39.5	41.9	84.6	83.7
Cost of non-steel revenue	8.2	11.8	19.8	36.2

	$569.4	$578.7	$1,146.2	$1,088.9

Inventories recognized as cost of sales:	$529.9	$536.8	$1,061.6	$1,005.2

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$3.4	$0.3	$3.8	$1.1

Amortization included in cost of steel revenue for the three and six month periods ended September 30, 2022 was $22.3 million and $44.8 million, respectively. Amortization included in cost of steel revenue for the three and six month periods ended September 30, 2021 was $22.0 million and $42.6 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended September 30, 2022 was $124.8 million and $206.1 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended September 30, 2021 was $73.6 million and $148.5 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three and six month periods ended September 30, 2022, total Carbon Tax recognized in cost of sales as an expense was $0.1 million and $3.1 million, respectively. For the three and six month periods ended September 30, 2021 total Carbon Tax recognized as a recovery in cost of sales was $0.5 million and $1.1 million, respectively.

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $44.6 million and $3.4 million respectively, of which $48.0 million was recorded in cost of steel revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

6.	FINANCE COSTS

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Finance costs are comprised of:

(Recovery) interest on the Revolving Credit Facility (Note 11)	$—	$(0.4)	$—	$0.1
Interest on the Secured Term Loan Facility	—	9.7	—	19.1
Interest on the Algoma Docks Term Loan Facility	—	1.0	—	2.0
Other interest expense	0.3	0.3	0.7	0.6
Revolving Credit Facility fees	0.5	0.4	1.3	0.7
Unwinding of issuance costs of debt facilities (Note 11)	3.5	3.7	7.0	7.3

	$4.3	$14.7	$9.0	$29.8

7.	CASH AND RESTRICTED CASH

At September 30, 2022, the Company had $464.9 million of cash (March 31, 2022 – $915.3 million) and restricted cash of $3.9 million (March 31, 2022 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both September 30, 2022 and March 31, 2022.

8.	ACCOUNTS RECEIVABLE, NET

As at,	September 30, 2022	March 31, 2022
The carrying amount of:

Trade accounts receivable	$237.0	$389.0
Allowance for doubtful accounts	(1.1)	(2.4)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	18.3	5.2
Northern Industrial Electricity Rate program rebate receivable	4.7	2.8
Other accounts receivable	8.0	7.7

	$266.9	$402.3

Allowance for doubtful accounts

As at,	September 30, 2022	March 31, 2022
Opening balance	$(2.4)	$(1.8)
Remeasurement of loss allowance	1.3	(0.6)

Ending balance	$(1.1)	$(2.4)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

9.	INVENTORIES, NET

As at,	September 30, 2022	March 31, 2022
The carrying amount of:
Raw materials and consumables	$551.2	$308.7
Work in progress	238.9	103.6
Finished goods	76.3	67.7

	$866.4	$480.0

10.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	September 30, 2022	March 31, 2022
The carrying amount of:
Freehold land	$6.7	$6.1
Buildings	42.2	39.3
Machinery and equipment	686.9	605.5
Computer hardware	0.7	0.6
Right-of-use assets	3.6	3.4
Property under construction	232.2	118.8

	$972.3	$773.7

Amortization of property, plant and equipment

Amortization of property, plant and equipment for the three and six month periods ended September 30, 2022 was $24.6 million and $48.4 million, respectively. Amortization for the three and six month periods ended September 30, 2021 was $21.6 million and $42.7 million, respectively. Amortization included in inventories at September 30, 2022, amounted to $12.6 million (March 31, 2022 - $7.9 million).

Acquisitions and disposals

During the three month period ended September 30, 2022, property, plant and equipment were acquired at an aggregate net cost of $85.2 million (September 30, 2021 – $24.9 million); comprised of property, plant and equipment acquired with a total cost of $92.4 million (September 30, 2021 - $25.9 million), against which the Company recognized benefits totalling $7.2 million (September 30, 2021 - $1.0 million) in respect of the governmental loans and the governmental grant discussed in Note 16. During the six month period ended September 30, 2022, property, plant and equipment were acquired at an aggregate net cost of $165.3 million (September 30, 2021 - $44.0 million); comprised of property, plant and equipment acquired with a total cost of $172.5 million (September 30, 2021 - $46.3 million), against which the Company recognized benefits totalling $7.2 million (September 30, 2021 - $2.3 million) in respect of the governmental loans and the government grants discussed in Note 16.

At September 30, 2022, property under construction includes prepaid progress payments of $114.6 million for the transition from blast furnace steel production to electric arc furnace (“EAF”) (March 31, 2022 – $46.9 million). As at September 30, 2022, property under construction is largely comprised of the EAF and plate mill modernization projects totaling $179.2 million.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

10.	PROPERTY PLANT AND EQUIPMENT, NET (continued)

During the three and six month periods ended September 30, 2022, the Company did not dispose of any property, plant and equipment. For the three month period ended September 30, 2021, the Company did not dispose of any property, plant and equipment. For the six month period ended September 30, 2021, the Company disposed of property, plant and equipment with a cost of $0.3 million which resulted in a net gain of $0.3 million.

11.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%.

At September 30, 2022, the Company had drawn $0.5 million (US $0.4 million), and there was $307.3 million (US $224.2 million) of unused availability after taking into account $34.9 million (US $25.4 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2022, the Company had drawn $0.1 million (US $0.09 million), and there was $278.2 million (US $222.6 million) of unused availability after taking into account $34.1 million (US $27.3 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has an initial maturity date of November 30, 2023. At September 30, 2022, the unamortized transaction costs related to the Revolving Credit Facility were $1.6 million (March 31, 2022 - $2.1 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the six month period ended September 30, 2022 arising from financing activities are presented below:

Balance at March 31, 2022	$0.1
Revolving Credit Facility drawn	1.3
Repayment of Revolving Credit Facility	(0.9)

Balance at September 30, 2022	$0.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	September 30, 2022	March 31, 2022
The carrying amount of:
Accounts payable	$88.6	$54.6
Accrued liabilities	99.4	54.3
Wages and accrued vacation payable	71.8	153.0
Accrued liability for common shares repurchased and cancelled (Note 20)	4.1	—

	$263.9	$261.9

13.	TAXES PAYABLE AND ACCRUED TAXES

As at,	September 30, 2022	March 31, 2022
The carrying amount of:
Payroll taxes payable	$2.8	$3.7
Sales taxes payable	0.7	4.2
Carbon tax accrual	5.1	3.1
Income taxes payable (Note 18)	128.9	53.3

	$137.5	$64.3

14.	GOVERNMENTAL LOANS

As at,	September 30, 2022	March 31, 2022
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$30.7	$33.4
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	43.6	41.9
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	9.3	8.8
Federal SIF Agreement loan, denominated in Canadian dollars, due January 1, 2030	9.2	1.1

	$92.8	$85.2

Current portion
Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0

	$102.8	$95.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2022	$59.2	$(26.5)	$10.5	$43.4
Movement in the period	(5.0)	—	2.3	(2.7)

Balance at September 30, 2022	$54.2	$(26.5)	$12.8	$40.7

Provincial MENDM Loan
Balance at March 31, 2022	$60.0	$(26.4)	$8.4	$41.9
Movement in the period	—	—	1.7	1.7

Balance at September 30, 2022	$60.0	$(26.4)	$10.1	$43.6

Federal SIF Loan
Balance at March 31, 2022	$15.0	$(7.8)	$1.6	$8.8
Movement in the period	—	—	0.5	0.5

Balance at September 30, 2022	$15.0	$(7.8)	$2.1	$9.3

Federal SIF EAF Loan
Balance at March 31, 2022	$2.2	$(1.1)	$—	$1.1
Movement in the period	15.2	(7.2)	0.1	8.1

Balance at September 30, 2022	$17.4	$(8.3)	$0.1	$9.2

Total, Governmental Loans
Balance at March 31, 2022	$136.5	$(61.8)	$20.5	$95.2
Movement in the period	10.2	(7.2)	4.6	7.6

Balance at September 30, 2022	$146.6	$(69.0)	$25.1	$102.8

15.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of September 30, 2022, the Company has entered into agreements to hedge the revenue on the sale of steel. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Mark-to-Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. As of September 30, 2022, the Company has made margin payments of nil (March 31, 2022 - $29.5 million) as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The commodity contracts to hedge the NYMEX price of the Hot rolled coil price of steel are derivatives which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income. The steel derivative contracts as at September 30, 2022 terminate over the course of the year from October 2022 to December 2022. During the three and six month periods ended September 30, 2022, the Company did not enter into any agreements to hedge the price of steel. During the three and six month periods ended September 30, 2021, the Company entered into agreements to hedge the price of steel for 33,000 tons and 72,000 tons, respectively. During the three and six month periods ended September 30, 2022, steel hedge agreements for 21,000 tons and 45,000 tons, respectively expired. During the three and six month periods ended September 30, 2021, steel hedge agreements for 28,000 tons and 49,000 tons respectively, expired.

The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability (Asset)		Notional Amounts (tons, in thousands)		Average Price (USD) (per ton)
	September 30, 2022	March 31, 2022	September 30, 2022	March 31, 2022	September 30, 2022	March 31, 2022
Cash flow hedges - commodity price risk
Natural gas swaps	$—	$0.2	—	—	$—	—
Steel swaps	(10.0)	28.6	45.0	90.0	$1,052.3	1,091.0

	$(10.0)	$28.8

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the six month period ended September 30, 2022, the unrealized income resulting from the steel hedges of $27.0 million, net of tax of $3.6 million (March 31, 2022 – unrealized loss of $89.5 million, net of tax of $7.8 million), was recognized in the cash flow hedge reserve in other comprehensive income. During the six month period ended September 30, 2022, the realized income resulting from the steel hedge of $8.1 million (March 31, 2022 – unrealized loss of $127.5 million), was subsequently reclassified from Other Comprehensive Income and recognized in revenue.

During the six month period ended September 30, 2022, the Company did not enter into any agreements to hedge the cost of natural gas. During the year ended March 31, 2022, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2022, and March 31, 2022. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. The realized loss resulting from this agreement of $2.1 million, was initially recorded in the Cash Flow Hedge Reserve in Other Comprehensive Income, and was subsequently recognized in cost of sales.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income is as follows:

As at,	September 30, 2022	March 31, 2022
Opening balance	$24.7	$64.8
(Income) loss arising on changes in fair value of cash flow hedges, net of tax expense of $3.6 million and recovery of $7.8 million, respectively	(27.0)	89.5
Income reclassified to net income	(8.1)	(129.6)

Net unrealized income on cash flow hedges	(35.1)	(40.1)

Ending balance - (income) loss	$(10.4)	$24.7

16.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net income in respect of these defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Amounts recognized in net income were as follows:
Current service cost	$4.2	$5.2	$8.5	$10.4
Past service cost	49.5	—	49.5	—
Net interest cost	1.6	0.9	2.6	1.8

	$55.3	$6.1	$60.6	$12.2

Defined benefit costs recognized in:
Cost of sales	$48.3	$4.7	$52.2	$9.4
Administrative and selling expense	5.4	0.5	5.8	1.0
Interest on pension liability	1.6	0.9	2.6	1.8

	$55.3	$6.1	$60.6	$12.2

The amounts recognized in the condensed interim consolidated statements of other comprehensive income in respect of these defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Amounts recognized in other comprehensive income, were as follows:
Actuarial loss (income) on accrued pension liability	$12.8	$(52.5)	$74.2	$(72.5)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	PENSION BENEFITS (continued)

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of $49.5 million, of which $44.5 million was recorded in cost of steel revenue and $5.0 was recorded in administrative and selling expense.

17.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net income in respect of these other post-employment benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Amounts recognized in net income were as follows:
Current service cost	$0.9	$0.8	$1.6	$1.8
Past service cost	3.8	—	3.8	—
Net interest cost	2.4	2.0	4.8	4.0

	$7.1	$2.8	$10.2	$5.8

Post employment benefit costs recognized in:
Cost of sales	$4.2	$0.7	$4.8	$1.6
Administrative and selling expense	0.5	0.1	0.6	0.2
Interest on pension liability	2.4	2.0	4.8	4.0

	$7.1	$2.8	$10.2	$5.8

The amounts recognized in the condensed interim consolidated statements of other comprehensive income in respect of these other post-employment benefit plans are presented below.

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Amounts recognized in other comprehensive income, were as follows:
Actuarial (income) loss on accrued post-employment benefit liability	$5.6	$0.5	$(24.2)	$7.6

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to other post-employment benefits of $3.8 million, of which $3.4 million was recorded in cost of steel revenue and $0.4 was recorded in administrative and selling expense.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	TAX MATTERS

The components of income tax expense for the three and six month periods ended September 30, 2022 and September 30, 2021, are as follows:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Income tax expense recognized in net income:
Current tax expense	$20.4	$25.7	$105.9	$25.7
Deferred income tax (benefit) expense	(15.5)	78.3	(16.1)	95.7

	$4.9	$104.0	$89.8	$121.4

19.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.

Legal Matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

Environmental Matters

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. At present, the Company has not received any orders or offenses from any regulatory authority. The Company may be subject to regulatory fines and other public and private actions in the future as a result of the incident but the financial and other impact of this incident is currently unknown.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at March 31, 2022	147,957,787	$1,378.0
Common shares repurchased and cancelled:
Normal Course Issuer Bid	(3,077,572)	(28.6)
Substantial Issuer Bid	(41,025,641)	(388.4)

Balance at September 30, 2022	103,854,574	$961.0

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company is authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company is permitted to acquire its shares until March 2, 2023 under the same terms and conditions.

As at September 30, 2022, the Company purchased and cancelled 3,077,572 common shares at a weighted average price of $9.25 (US$7.30) per share for a total purchase price of approximately $34.7 million (US$26.8 million). The excess of the purchase price paid over the carrying value of the common shares purchased, totalling $6.1 million, was recognized as a reduction to retained earnings.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer in the United States (collectively the “Offer”) to purchase for cancellation up to US$400 million of its common shares. The Offer, expiring on July 27, 2022, proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than US$8.75 and not more than US$10.25 per share (in increments of US$0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$400 million.

On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of $9.11 (US$7.33) per share were purchased for cancellation at US$9.75 per share, for an aggregate amount of US$400 million. The excess of the purchase price over the carrying value of the shares purchased totalling $127.4 million (US$99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0% of the issued and outstanding common shares at the time the Offer was completed. As at September 30, 2022, the Company incurred transaction costs related to the SIB of $1.1 million which were recorded within capital stock.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
(in millions)
Net income attributable to ordinary shareholders	$87.2	$288.2	$388.7	$492.1
Gain on change in fair value of warrants(i)	(35.1)	—	(73.5)	—

Net income attributable to ordinary shareholders (diluted)	$52.1	$288.2	$315.2	$492.1

(in millions)
Weighted average common shares outstanding(ii)	121.6	71.8	137.0	71.8
Dilutive effect of warrants(i)	24.2	—	24.3	—

Dilutive weighted average common shares outstanding	145.8	71.8	161.3	71.8

Net income per common share:
Basic	$0.72	$4.02	$2.84	$6.86
Diluted	$0.36	$4.02	$1.95	$6.86

(i)

In connection with the Merger, 24,179,000 units of the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. For the purposes of determining diluted net income per common share, net income for the three and six month periods ended September 30, 2022 was adjusted for the change in the fair value of the warrants in the amount of $35.1 million (US$26.4 million) and $73.5 million (US$56.3 million), respectively, as the warrants were determined to be dilutive.

On May 17, 2022, the Board of Directors granted 151,064 and 603,676 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan. For the purposes of determining diluted net income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that would vest if the end of the contingency period fell on the same day as period end. The restricted share units and performance share units included in diluted net income per share for the three and six month periods ended September 30, 2022 is 55,268 and 67,300 common shares, respectively.

(ii)

Pursuant to the Merger, on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775%. As a result, 71,767,775 common shares of the Company were issued in replacement of the 100,000,001 common shares previously outstanding. The reverse stock split is also accounted for in the comparative periods for which net income per common share is presented.

Concurrently, the Company issued an additional 30,306,320 and 10,000,000 common shares to the Legato common shareholders and PIPE Investors, respectively. These common shares have been included in the weighted average common shares outstanding.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	NET INCOME PER SHARE (continued)

As part of the Merger, a maximum of 37,500,000 earnout rights were granted to all of the previous shareholders of the Company, including LTIP award holders, and become issuable when specific financial targets are met within a prescribed timeframe. The required financial targets were achieved on December 31, 2021 and have been included in the calculation of basic and diluted net income per common share as if they were issued on that day. As at September 30, 2022, a total of 125,923 earnout rights were settled for cash upon the retirement of an employee. Accordingly, these shares are reduced from the weighted average common shares outstanding.

Further, upon the consummation of the Merger, the Company cancelled the previous long-term incentive plan (“LTIP” or “Plan”) and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 24). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. As a result of the Merger, 3,232,628 units of Replacement LTIP Awards granted to the former shareholders and LTIP award holders of the Company. As at September 30, 2022, a total of 266,186 of Replacement LTIP awards were settled for cash upon the retirement of an employee. Accordingly, it is reduced from the weighted average common shares outstanding.

Subsequent to the cancellation of the Plan, the Company introduced an Omnibus Equity Incentive Plan (“Omnibus Plan”). On June 30, 2022, the Board of Directors granted 75,192 deferred share units to various Directors of the Company. The deferred share units issued under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration.

On March 3, 2022, the Company commenced a NCIB after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company repurchased 3,077,572 common shares between April to September of 2022. This has been recorded as a reduction to capital stock. See Note 20.

On July 27, 2022, the Company completed its substantial issuer bid (“SIB”) offer and 41,025,641 common shares were purchased for cancellation at US$9.75 per share, for an aggregate amount of US$400 million. This has been recorded as a reduction to capital stock. See Note 20.

22.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Accounts receivable	$73.7	$(102.2)	$147.0	$(164.1)
Taxes payable and accrued taxes	(49.6)	21.4	42.5	14.4
Inventories	(176.9)	(3.8)	(317.3)	(62.8)
Prepaid expenses and other current assets	(4.0)	11.6	6.8	(33.7)
Accounts payable and accrued liabilities	12.8	69.0	(16.9)	99.0
Derivative financial instruments	10.7	(11.8)	16.8	(10.4)

	$(133.3)	$(15.8)	$(121.1)	$(157.6)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 11 approximates the respective carrying value due to variable interest rates.

The fair value of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX natural gas and hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and is calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and +delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2022 is the carrying amount of accounts receivable of $266.9 million (March 31, 2022 - $402.3 million). At September 30, 2022, there was one customer account greater than 10% of the carrying amount of accounts receivable. At March 31, 2022, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at September 30, 2022, $2.4 million, or 1.0% (March 31, 2022 - $2.1 million, or 0.5%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2022 was $1.1 million (March 31, 2022 - $2.4 million), as disclosed in Note 8.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the March 31, 2022 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 15, during the three and six month periods ended September 30, 2022, the Company was a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at September 30, 2022 and March 31, 2022, were as follows:

As at,	September 30, 2022	March 31, 2022
Cash	$3.9	$25.0
Restricted cash	3.9	3.9
Accounts receivable	113.9	164.1
Bank indebtedness	(0.1)	(0.1)
Accounts payable and accrued liabilities	(152.9)	(203.3)
Governmental loans	(102.8)	(95.2)
Other long-term liabilities	(3.5)	—

Net Canadian dollar denominated financial instruments	$(137.6)	$(105.6)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended September 30, 2022 would have decreased (or increased) income (loss) from operations by $0.4 million and nil, respectively (March 31, 2022 - $1.9 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and six month periods ended September 30, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil (September 30, 2021 - $1.3 million and $2.6 million, respectively).

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at LIBOR plus basis points including the Company’s Revolving Credit Facility, as disclosed in Note 11. The Company is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by Interbank Offered Rate (IBOR). The referenced benchmark rates applicable to the Company are expected to be published until at least June of 2023 and prior to their expiry Algoma will work with the administrative agent of its various LIBOR exposed credit agreements to replace LIBOR with a fallback reference rate at similar commercial terms to today’s rates.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 19. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 15 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

At September 30, 2022, the Company had commodity-based swap contracts with an aggregate notional quantity of 45,000 net tons (September 30, 2021 - 129,000 net tons) outstanding, and a 10% increase in the price of hot-rolled coil (U.S. Midwest Domestic Hot-Rolled Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately $4.8 million (September 30, 2021 - $24.9 million) decrease in the Company’s profit or loss.

24.	MERGER TRANSACTION

On October 19, 2021, the Merger between Merger Sub and Legato was completed, with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company (“Closing”). Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	MERGER TRANSACTION (continued)

common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable then owing between Legato and Algoma Steel Inc. and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

Warrants

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

(i)	Public Warrants

The Public Warrants expire five years after the completion of the Merger, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable for cash or on a cashless basis at the Company’s option.

(ii)	Private Warrants

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers.

Given the cash and cashless settlement options, the Company has accounted for the Warrants as a liability which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statements of net income. On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each Warrant.

As at September 30, 2022, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$0.96 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $31.8 million (US $23.2 million) (March 31, 2022 - $99.4 million) in warrant liability on the condensed interim consolidated statements of financial position. Gain on change in the fair value of the warrant liability for the three and six month periods ended September 30, 2022 of $35.1 million (US$26.4 million) and $73.5 million (US$56.3 million), respectively (three and six month periods ended September 30, 2021 – nil, respectively), is presented in the condensed interim consolidated statements of net income.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	MERGER TRANSACTION (continued)

Replacement Long Term Incentive Plan (“LTIP”) Awards

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US$0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

Upon the consummation of the Merger, the Company issued Replacement LTIP Awards (refer to Note 26) to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

On October 19, 2021, the Company approved Omnibus Plan that would allow the Company to grant various awards to its employees. Refer to Note 26.

As at September 30, 2022, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and was settled for total cash consideration of $3.2 million. As such, 2,966,442 Replacement LTIP Awards remain outstanding with an estimated fair value of US$6.44 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $26.2 million (US $19.1 million) (March 31, 2022 - $45.4 million) in share-based payment compensation liability on the condensed interim consolidated statements of financial position.

Earnout Rights

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statements of net income.

As at December 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at US$9.54 per share. As a result, the Company derecognized the related earnout liability.

As at September 30, 2022, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of $1.5 million. As such, 1,490,715 earnout rights remain outstanding with an estimated fair value of US$6.44 per unit based on the market price of the

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	MERGER TRANSACTION (continued)

Company’s common shares, for which an earnout liability of $13.2 million (US $9.6 million) (March 31, 2022 - $22.7 million) was recognized on the condensed interim consolidated statements of financial position.

25.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

Remuneration of the Company’s Board of Directors and ELT for the respective periods is as follows:

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$5.9	$0.8	$10.4	$3.4
Director fees	0.3	0.1	0.5	0.1
Share-based compensation (Note 26)	0.3	6.9	2.5	15.4

	$6.5	$7.8	$13.4	$18.9

26.	SHARE BASED COMPENSATION

Long-term incentive plan

On May 13, 2020, Algoma Steel Holdings Inc. established a long-term incentive plan (“LTIP” or “Plan”), which was approved by the Board of Directors. The LTIP was designed to promote the alignment of senior management and employees of the Company with long-term shareholder interests.

Upon the consummation of the Merger on October 19, 2021, the Company cancelled the previous Plan and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 24). Subsequent to the cancellation of the Plan, the company introduced an Omnibus Plan. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) Performance Share Units (“PSU”) and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	SHARE BASED COMPENSATION (continued)

On June 30, 2022, 75,192 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value of US $8.98 per DSU based on the market price of the Company’s common shares. For the three and six month periods ended September 30, 2022, the Company recorded a share-based payment compensation expense of $0.9 million in administrative and selling expense on the condensed interim consolidated statement of net income and contributed surplus on the condensed interim consolidated statements of financial position.

As at September 30, 2022, a total of 129,750 DSUs are outstanding. No exercises, cancellation or forfeiture of DSUs have been recorded to date.

Restricted share units and performance share units

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

On May 17, 2022, 132,968 RSUs and 516,813 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and DSUs vest on December 15, 2024 upon the achievement of service and non-market performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups at each period end to reflect the likelihood of achieving certain performance conditions. Accordingly, for the three and six month periods ended September 30, 2022, the Company recorded share-based payment compensation income of $0.2 million and expense of $1.8 million, respectively, in administrative and selling expenses on the condensed interim consolidated statement of net income and contributed surplus on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

27.	DIVIDENDS

On June 13, 2022, the Board of Directors declared a dividend of US$0.05 per common share for shareholders of record at market close on June 27, 2022. On July 15, 2022, a dividend of $9.5 million (US $7.3 million) was paid and recorded as a distribution through retained earnings. On August 2, 2022, the Board of Directors declared a dividend of US$0.05 per common share for shareholders of record at market close on August 31, 2022. On September 30, 2022, a dividend of $7.1 million (US $5.3 million) was paid and recorded as a distribution through retained earnings.